EXHIBIT 99.1

Cenovus receives approval to expand Christina Lake operation

New phases more than double approved production capacity to 218,000 bbls/d

CALGARY, Alberta (April 26, 2011) – Cenovus Energy Inc. (TSX, NYSE: CVE) has received approval from the Alberta Energy Resources Conservation Board (ERCB) to move forward with a major expansion at its Christina Lake oil sands operation. The approval covers three expansion phases (E, F and G) of 40,000 barrels per day (bbls/d) each, which would bring gross production capacity to 218,000 bbls/d once complete.

“The regulatory approval at Christina Lake is a significant step in our plan to increase the company’s net asset value,” said Brian Ferguson, President & Chief Executive Officer of Cenovus. “This is a major milestone that allows our expansion plans at Christina Lake to remain on schedule. Additionally, as a result of this approval and the expansion of the development plan area, we expect to add substantially to our Christina Lake proved reserves at year end.”

Christina Lake is a major part of the company’s plan to grow oil sands production five-fold by 2019. With this approval, Cenovus has oil sands expansions totaling 290,000 bbls/d of gross production capacity either under construction or approved by the regulators. That’s in addition to its current combined gross production capacity of 138,000 bbls/d at Christina Lake and Foster Creek.

Engineering and equipment fabrication for Christina Lake phase E is already underway with first production planned for 2014. Phase F is expected to begin production in 2016 and phase G the following year. The first phase of the expansion is expected to be sanctioned by Cenovus and its partner by the end of 2011.

“We are especially proud of our ability to deliver industry-leading capital efficiencies as we expand our oil sands projects,” said John Brannan, Executive Vice-President & Chief Operating Officer of Cenovus. “We are currently building our Christina Lake expansions at a capital efficiency of about $22,500 per flowing barrel. This is largely thanks to our manufacturing approach for constructing expansions and the improvements our staff are able to identify and implement with each new phase.”

Cenovus’s Christina Lake operation is located near the community of Conklin in northeast Alberta, about 120 kilometres south of Fort McMurray. The operation began as a pilot project in 2000 and is currently producing about 18,000 bbls/d gross from 19 wells. Christina Lake is one of the company’s premier growth assets with more than 700 million barrels of proved plus probable reserves and 800 million barrels of best estimate economic contingent resources. The operation currently has an industry-leading steam to oil ratio (SOR) of less than 2.0, which means less than two barrels of steam are needed to produce each barrel of oil. The low SOR contributed to low average operating expenses of $16.47 per barrel at Christina Lake in 2010.

Current expansions nearing completion

Christina Lake currently has two additional phases of 40,000 bbls/d of gross production capacity each under construction. Phase C is almost complete, with final testing and commissioning adjustments now taking place. The plan is to start injecting steam by the end of this quarter, with first production expected in the third quarter of this year. Construction is also progressing well on phase D with more than half of the work complete. Most of the larger pieces of infrastructure are already at site and the final modules are being completed at the company’s assembly yard in Nisku, Alberta. Steam injection at phase D is expected in the first quarter of 2013 with production starting in the second quarter. Construction for both phases is on schedule and on budget. An application for an additional 40,000 bbls/d expansion, phase H, at Christina Lake is expected to be submitted for regulatory review in 2013.

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That would bring the project’s total gross production capacity to 258,000 bbls/d by 2019.

Cenovus employs about 275 operations staff on site at Christina Lake and plans to hire about 80 more employees this year as it prepares for future expansion phases to begin producing. There are approximately 1,200 construction workers currently on site. Cenovus makes every effort to hire locally for all of the company’s needs. In 2010, the company spent more than $90 million on services and products provided by local businesses such as those from Lac La Biche, Conklin and with the Chipewyan Prairie Dene First Nation. Additionally, Cenovus paid nearly $3 million in Christina Lake property taxes to the Regional Municipality of Wood Buffalo in 2010 and about $12 million in royalty payments to the province.

Expansion plans at other projects proceeding

Cenovus is also moving forward with three approved expansion phases at its Foster Creek operation, which are expected to increase gross production capacity to 210,000 bbls/d from the current 120,000 bbls/d. A regulatory application for the Narrows Lake project, located in the Christina Lake Region, is under review. Narrows Lake is expected to have gross production capacity of 130,000 bbls/d. In addition, Cenovus is doing preliminary assessment work on nine other emerging oil sands projects, including Grand Rapids in the Greater Pelican Region and Telephone Lake in the Borealis Region. The company believes several of the emerging projects could be of the same scale as Foster Creek and Christina Lake.

NOTE: Cenovus has a 50% ownership of Christina Lake, Foster Creek and Narrows Lake with ConocoPhillips.

FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking statements and other information (collectively “forward-looking information”) about our current expectations, estimates and projections, made in light of our experience and perception of historical trends. Forward-looking information in this news release is identified by words such as “anticipate”, “believe”, “expect”, “plan”, “forecast”, “target”, “project”, “could”, “focus”, “vision”, “goal”, “proposed”, “scheduled”, “outlook”, “potential”, “may” or similar expressions and includes suggestions of future outcomes, including statements about our growth strategy and related schedules, projected future value or net asset value, forecast operating and financial results, planned capital expenditures, expected future production, including the timing, stability or growth thereof, anticipated finding and development costs, expected reserves and contingent and prospective resources estimates, potential dividends and dividend growth strategy, anticipated timelines for future regulatory, partner or internal approvals, forecasted commodity prices, future use and development of technology and projected increasing shareholder value. Readers are cautioned not to place undue reliance on forward-looking information as our actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in our current guidance, available at www.cenovus.com; our projected capital investment levels, the flexibility of capital spending plans and the associated source of funding; estimates of quantities of oil, bitumen, natural gas and liquids from properties and other sources not currently classified as proved; ability to obtain necessary regulatory and partner approvals; the successful and timely implementation of capital projects; our ability to generate sufficient cash flow from operations to meet our current and future obligations; and other risks and uncertainties described from time to time in the filings we make with securities regulatory authorities.

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The risk factors and uncertainties that could cause our actual results to differ materially, include: volatility of and assumptions regarding oil and gas prices; the effectiveness of our risk management program, including the impact of derivative financial instruments and our access to various sources of capital; accuracy of cost estimates; fluctuations in commodity prices, currency and interest rates; fluctuations in product supply and demand; market competition, including from alternative energy sources; risks inherent in our marketing operations, including credit risks; maintaining desirable ratios of debt to adjusted EBITDA as well as debt to capitalization; our ability to access external sources of debt and equity capital; success of hedging strategies; accuracy of our reserves, resources and future production estimates; our ability to replace and expand oil and gas reserves; the ability of us and ConocoPhillips to maintain our relationship and to successfully manage and operate our integrated heavy oil business; reliability of our assets; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; refining and marketing margins; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining of crude oil into petroleum and chemical products at two refineries; risks associated with technology and its application to our business; the timing and the costs of well and pipeline construction; our ability to secure adequate product transportation; changes in Alberta’s regulatory framework, including changes to the regulatory approval process and land-use designations, royalty, tax, environmental, greenhouse gas, carbon and other laws or regulations, or changes to the interpretation of such laws and regulations, as adopted or proposed, the impact thereof and the costs associated with compliance; the expected impact and timing of various accounting pronouncements, rule changes and standards on our business, our financial results and our consolidated financial statements; changes in the general economic, market and business conditions; the political and economic conditions in the countries in which we operate; the occurrence of unexpected events such as war, terrorist threats and the instability resulting therefrom; and risks associated with existing and potential future lawsuits and regulatory actions against us.

Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. For a full discussion of our material risk factors, see “Risk Factors” in our most recent annual information form, available at www.cenovus.com. Readers should also refer to “Risk Management” in our current MD&A and to the risk factors described in other documents we file from time to time with securities regulatory authorities, available at www.sedar.com, www.sec.gov and www.cenovus.com.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian, integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface. The company also has established natural gas and oil production in Alberta and Saskatchewan and 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE, and are listed on the Toronto and New York stock exchanges. Its enterprise value is approximately $30 billion. For more information, visit www.cenovus.com.

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CENOVUS CONTACTS:
Investors:	Media:
Susan Grey	Rhona DelFrari
Director, Investor Relations	Manager, Media Relations
403-766-4751	403-766-4740

James Fann	Reg Curren
Analyst, Investor Relations	Advisor, Media Relations
403-766-6700	403-766-2004

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